Exhibit 10.25

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), dated as of August 29, 2017, by and among SOLBRIGHT ENERGY SOLUTIONS, LLC, a Delaware limited liability company, formerly known as Arkados Energy Solutions, LLC, with an office located at 211 Warren Street, Suite 320, Newark, New Jersey 07103 (the “Company”), ARKADOS GROUP, INC., a Delaware corporation and parent of the Company with an office located at 211 Warren Street, Suite 320, Newark, New Jersey 07103 (the “Parent Company”), and PATRICK HASSELL, an individual with an address at 402 Station 18 ½ Street, Sullivans Island, SC 29482 (the “Executive”), amends, restates and replaces that certain employment agreement by and between the Company and Executive dated May 1, 2017 (the “Effective Date”). In consideration of the mutual covenants and representations herein contained and the mutual benefits derived herefrom, the parties, intending to be legally bound, covenant and agree as follows:

1.       Purpose. The Parent Company and the Company are engaged in the business of providing certain Internet of Things (IoT) services including but not limited to software development and system integrator enabling IoT applications for home and building automation, energy management, general contracting services for energy conservation measures for commercial facilities, including LED lighting and solar PV system installation, and turnkey development, engineering, procurement and construction services for the commercial/industrial and military solar photovoltaic markets (collectively, the “Business”). The Company wishes to employ the Executive, and the Executive has agreed to employment with the Company, on the terms and conditions herein provided.

2.       Full-Time Employment of Executive - Duties and Status.

(a)       The Company hereby engages the Executive as a full-time executive to hold the offices of Chief Executive Officer and President of the Company for the period (the “Employment Period”) specified in Section 5(a) hereof, and the Executive accepts such employment, on the terms and conditions set forth in this Agreement. Throughout the Employment Period, the Executive shall faithfully exercise such authority and perform such executive duties as are commensurate with the authority and duties of such officers of the Company and such other reasonable duties as may otherwise be assigned to him from time to time by the Management Committee of the Company (the “Board”).

(b)       Throughout the Employment Period, the Executive shall (i) devote his Full Time to the Business of the Company and will not engage in consulting work or any trade, business or other activity that competes, conflicts or interferes with the performance of his duties hereunder in any way, whether for his own account or for or on behalf of any other person, firm or corporation and (ii) accept such additional office or offices to which he may be appointed by the Company, provided that the performance of the duties of such office or offices shall generally be consistent with the scope of the duties provided for in Section 2(a) hereof.

(c)       Throughout the Employment Period, the Executive shall be entitled to vacation, leave of absence, and leave for illness or temporary disability in accordance with the policies of the Company in effect from time to time for its executive officers. Vacation leave and leave of absence, if taken by the Executive, shall be taken at such times as are reasonably acceptable to the Company. Any leave on account of illness or temporary disability which is short of Total Disability (as defined in Section 5(d)(ii) hereof) shall not constitute a breach by the Executive of this Agreement.

3.       Compensation and General Benefits. As full compensation for his services to the Company, the Executive shall, during the Employment Period, be compensated as follows:

(a)       The Company shall pay to the Executive a salary at an annual rate of two hundred twenty five thousand dollars ($225,000.00) plus such increases, if any, as may be approved from time to time by the Board (the “Salary”). The Salary shall be payable in periodic equal installments not less frequently than semimonthly, less such sums as may be required to be deducted or withheld under applicable provisions of federal, state and local law. The Company shall pay such annual bonus to the Executive based upon such performance and other standards as the board of directors, in its sole and absolute discretion, shall from time to time determine.

(b)       Throughout the Employment Period, the Executive shall be entitled to participate in such pension, 401K, profit sharing, stock incentive, bonus or incentive compensation, stock option, stock purchase, incentive, group and individual disability, group and individual life, survivor income, sickness, accident, dental, medical and health benefits and other plans of the Company or additional benefit programs, plans or arrangements of the Company which may be established by the Company for its executive officers, as and to the extent any such benefit programs, plans and arrangements are or may from time to time be in effect, as determined by the Company and pursuant to the terms hereof and as and to the extent that the Company is eligible to participate in such plans under the terms of such plans. Health benefits offered to the Executive shall include an allowance of up to $1,500 per month for family health insurance coverage.

(c)       In addition, upon execution of this Agreement, the Parent Company shall grant, subject to the approval of the Parent Company’s board of directors, to the Executive the options to acquire common stock of the Parent Company (the “Common Stock”), with vesting and exercise price as set forth below, and with cashless exercise and such other terms as set forth in the form of option attached hereto as Exhibit “A” (collectively, the “Stock Options”).

  Option Grants Upon Commencement of Employment:

(i)	fully and immediately vested option to acquire five hundred thousand (500,000) shares of Common Stock exercisable at $1.00 per share, subject to the terms and conditions of the Parent Company’s stock option plan;

(ii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $1.50 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Parent Company’s stock option plan; and

(iii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $2.00 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Parent Company’s stock option plan.

Second Year of Employment Grants

The Parent Company shall grant to the Executive the following options to acquire Common Stock on the first day of the second year of Executive’s continuous service with the Company:

(i)	fully and immediately vested option to acquire five hundred thousand (500,000) shares of Common Stock exercisable at $3.00 per share, subject to the terms and conditions of the Parent Company’s stock option plan;

(ii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $4.00 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Parent Company’s stock option plan; and

(iii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $5.00 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Parent Company’s stock option plan.

Third Year of Employment Grants

The Company shall grant to the Executive the following options to acquire Common Stock on the first day of the third year of the Executive’s continuous service with the Company:

(i)	fully and immediately vested option to acquire five hundred thousand (500,000) shares of Common Stock exercisable at $7.50 per share, subject to the terms and conditions of the Company’s stock option plan;

(ii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $10.00 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Company’s stock option plan; and

(iii)	the option to acquire one million (1,000,000) shares of Common Stock exercisable at $12.00 per share, vesting monthly over a period of twenty four (24) months and subject to the terms and conditions of the Company’s stock option plan.

The Stock Options shall be subject to the terms and conditions of any option plan in effect by the Parent Company at the time of such grant, provided however, that any such options granted hereunder that have vested as above, shall be non-forfeitable and non-cancellable, regardless of any provisions in a plan to the contrary and regardless of termination of the Executive for any reason. Stock Options will have a ten (10) year exercise period from date of vesting. Stock Options that have not vested as above, prior to termination of the Executive, shall be forfeited upon the termination of the Executive’s employment with the Company, unless such employment is terminated by the Executive for “Good Reason”, by the Company without “Cause”, or in the event of a “Change in Control,” which in either case shall cause the options to immediately vest thereby making them non-forfeitable and non-cancellable, regardless of any provision in the applicable plan to the contrary.

(d)       The Company shall reimburse the Executive on a monthly basis for all reasonable and customary business expenses incurred by him in the performance of his duties hereunder, provided that the Executive shall submit vouchers, receipts and other supporting data to substantiate the amount of said expenses in accordance with Company policy from time to time in effect.

(e)       If the Company or the Parent Company purchases and maintains at any time during the term of this Agreement one or more life insurance policies on the life of the Executive, in addition to any policies purchased pursuant to Section 3(b) hereof, in whatever amount or amounts which the Company or the Parent Company deems desirable, the Company or the Parent Company, as the case may be, shall be the beneficiary of said policy or policies and the Executive shall cooperate with the Company or the Parent Company and submit to such reasonable medical examinations as are necessary to enable the Company or the Parent Company to purchase and maintain in full force and effect such additional insurance policy or policies.

4.        Non-Competition; Confidential Information; Public Statements.

(a)       Non-Competition & Non-Solicitation. As used in this Section, “Business” means the business of providing turnkey development, engineering, procurement and construction services for the commercial/industrial and military solar photovoltaic markets  to whom the Company (or any of its Affiliates to the extent that the Executive is actively involved in the provision of such services to such third parties in such industries) provides such services, in each case, as presently conducted by Company, as presently proposed to be conducted by Company, and as actually conducted by Company as of the date on which the Executive ceases to be employed by Company; “Restricted Business” means any Person providing turnkey development, engineering, procurement and construction services for the commercial/industrial and military solar photovoltaic  that is the same, similar or competitive to, or would reasonably be expected to compete with, the Business; “Client” means, as of the date of any restricted activity, any Person for which any member of the Company Group: (A) is engaged to render services at such date; (B) rendered services at any time during the 12-month period immediately preceding such date; or (C) had submitted a written proposal constituting a new business presentation or similar formal offering of services at any time during the 12-month period immediately preceding such date; for purposes of this definition, the parties agree that a general mailing or an incidental contact will not constitute a new business presentation or similar formal offering of services; in addition, if any Client is part of a group of companies that conducts business through more than one entity, division or operating unit, whether or not separately incorporated (a “Client Group”), the term “Client” as defined herein will also include each entity, division and operating unit of the Client Group existing on the date of any restricted activity where the same management group of the Client Group has the decision-making authority or significant influence with respect to contracting for services of the type rendered by any member of the Company Group; “Company Group” means Company and all of Company’s Affiliates, subsidiaries, divisions, and business units (including subsidiaries that may be later acquired or sold, as long as they were subsidiaries during the applicable period); and “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

During the period commencing on the Effective Date and ending on the date that is twelve (12) months following the date on which the Executive is no longer employed by Company (the “Restricted Period”), the Executive will not, directly or indirectly:

(i)	engage in any manner (including, without limitation, by owning any interest in, managing, controlling, participating in (whether as an officer, director, manager, member, employee, partner, agent, representative, consultant or otherwise), rendering services to, organizing, planning to organize, providing funding) in the Restricted Business anywhere in the United States and such other country(ies) where the Company (or any of its Affiliates to the extent that the Executive is actively involved in the provision of services on behalf of such Affiliates) is operating at the commencement of the Restricted Period; or

(ii)	employ, engage, contract for or solicit the services in any capacity of any Person who is then or at any time during the preceding twelve (12) months was an employee or consultant of the Company or any member of the Company Group; or

(iii)	for his own account or on behalf of any third party, divert, take away or attempt to take away any of the Clients, vendors or other business partners of the Company, or in any way interfere with, disrupt or attempt to disrupt any then-existing relationships between the Company and the Company Group, on the one hand, and any of the Clients or vendors or other third parties with whom any of them deals, on the other; provided, however, that this Agreement shall not prevent the beneficial ownership for investment purposes of 5% or less of any class of equity securities of any such third party which are traded on a national securities exchange.

The Company hereby acknowledges and agrees that a general public mailing or advertising not intended to target any Client or an incidental contact with any Client, in and of itself, will not constitute a breach of this Section by the Executive. Company hereby further acknowledges and agrees that a general public mailing or advertising not intended to target any particular Person for employment or engagement, in and of itself, will not constitute a breach of this Section by the Executive.

(b)      Confidential Information.

(i)      At all times during the Employment Period and at all times following termination thereof, the Executive shall keep confidential and not disclose, directly or indirectly, and shall not use for the benefit of himself or any other Person, any Confidential Information relating to any aspect of the Business of the Company which is now known or which may become known to him. For purposes of this Agreement, “Confidential Information” includes any trade secrets or confidential or intellectual property or proprietary information whether in written, oral or other form which is unique, confidential or proprietary to the Company, its affiliates, customers or other persons who disclose such information to the Company in confidence.

(ii)      The Company's failure to mark any Confidential Information as confidential, proprietary or otherwise shall not affect its status as Confidential Information hereunder.

(iii)      The Executive acknowledges that all Confidential Information is the property of the Company, its affiliates, customers or other persons who disclose such information to the Company in confidence, and upon expiration of the Employment Period or earlier termination of this Agreement or earlier at the request of the Company, the Executive shall deliver to the Company all records, notes, reference items, sketches, drawings, memoranda, records, and other documents or materials, and all copies thereof (including but not limited to such items stored by computer memory or other media) which relate to or in any way incorporate the Confidential Information which are in the Executive's possession or under his control.

(iv)      The Executive agrees that should third parties request to submit Confidential Information to them pursuant to subpoena, summons, search warrant or governmental order, the Executive will notify the Company immediately upon receipt of such request, and thereafter deliver written notice of the request to the Company no later than one business day after receipt. If the Company objects to the release of the Confidential Information, the Executive will permit counsel chosen by the Company to represent the Executive in order to resist release of the Confidential Information. The Company will pay the Executive for any expenses incurred by him in connection with resisting the release of the Confidential Information.

(c)      Ownership of Developed Information.

(i)      The Executive covenants and agrees that all right, title and interest in any Developed Information, as defined below, shall be and remain the exclusive property of the Company. The Executive agrees to make prompt and complete disclosure from time to time to the Company of all Developed Information. The Executive agrees to immediately disclose to the Company all Developed Information, and hereby assigns to the Company any right, title and interest which he may have in the Developed Information. The Executive agrees to execute any instruments and to do all things reasonably requested by the Company, both during and after the Employment Period, to further vest the Company, if necessary, with all ownership rights in the Developed Information. If any Developed Information can be protected by federal copyright registration, patent registration or trademark registration, such right shall be owned solely, completely and exclusively by the Company, and any rights the Executive may have in any such Developed Information are deemed to be irrevocably assigned and transferred completely and exclusively to the Company by the Executive.

(ii)     For purposes of this Agreement, “Developed Information” shall mean all trade secrets, confidential or other proprietary information conceived, developed, designed, devised or otherwise created, modified or improved by the Executive or with respect to which he receives or receives access to, in whole or in part, in connection with the performance of his services for the Company, its customers or other persons who disclose such information to the Company in confidence hereunder during the Employment Period or resulting from the Executive's use of or access to the Company's facilities or resources, including its Confidential Information. The “Developed Information” shall also include, without limitation, the following materials and information, whether or not reduced to writing, whether now or hereafter existing, whether or not patentable or protectable by copyright or trademark:

(A)       Marketing techniques and arrangements, purchasing information, pricing policies, quoting procedures, information processes, financial information, customer and prospect names and requirements, employee, customer, supplier and distributor data and other materials or information relating to the Business and/or the manner in which the Company does business;

(B)       Discoveries, concepts, and ideas, including without limitation, processes, formulas, techniques, know how, designs, drawings, and specifications relating to the Business and/or the manner in which the Company does business;

(C)       Formulations for any products of the Company, including, but not limited to, software, databases, technology infrastructures and similar information;

(D)       Any other materials or information related to the Business or activities of the Company which are not generally known to others engaged in similar businesses or activities; and

(E)       All ideas which are derived from or related to the Executive's access to or knowledge of any of the materials or information described in this Section 4(c)(ii).

(d)       Acknowledgment. The Executive acknowledges that he has carefully read and reviewed the restrictions set forth in Sections 4(a), (b) and (c) hereof, and having done so he agrees that those restrictions, including but not limited to the time period and geographical areas of restriction, are fair and reasonable and are reasonably required for the protection of the legitimate business interests of the Company.

(e)       Invalidity, Etc. If any covenant, provision, or agreement contained in any part of Section 4(a), (b) or (c) hereof is found by a court having jurisdiction to be unreasonable in duration, geographic scope or character of restrictions, the covenant, provision or agreement shall not be rendered unenforceable thereby, but rather the duration, geographical scope or character of restrictions of such covenant, provision or agreement shall be deemed reduced or modified with retroactive effect to render such covenant or agreement reasonable and such covenant or agreement shall be enforced as modified. If the court having jurisdiction will not review the covenant, provision or agreement, the parties shall mutually agree to a revision having an effect as close as permitted by law to the provision declared unenforceable. The Executive agrees that if a court having jurisdiction determines, despite the express intent of the Executive, that any portion of the restrictive covenants contained in Section 4(a), (b) or (c) hereof are not enforceable, the remaining provisions shall be valid and enforceable.

(f)       Equitable Relief. The Executive recognizes and acknowledges that if he breaches the provisions of Section 4(a), (b) or (c) hereof, damages to the Company may be difficult if not impossible to ascertain, and because of the immediate and irreparable damage and loss that may be caused to the Company for which it would have no adequate remedy, it is therefore agreed that the Company, in addition to and without limiting any other remedy or right it may have, shall be entitled to have an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and the Executive hereby waives any and all defenses he may have on the grounds of lack of jurisdiction or competence of a court to grant such an injunction or other equitable relief. The existence of this right shall not preclude the applicability or exercise of any other rights and remedies at law or in equity which the Company may have.

(g)       Accounting for Profits. The Executive covenants and agrees that if he violates any covenants or agreements under this Agreement, the Company shall be entitled to an accounting and repayment of all profits, compensations, royalties, commissions, remuneration or benefits which directly or indirectly shall have been realized or may be realized relating to, growing out of or in connection with any such violations; such remedy shall be in addition to and not in limitation of any injunctive relief or other rights or remedies to which the Company is or may be entitled at law or in equity or otherwise under this Agreement.

(h)       Public Statements. The Executive and the Company recognize that, due to the relationship of the Executive and the Company and such relationship's susceptibility to public comment which may be injurious to the Executive or the Company, or both, it is necessary for the protection of both parties that neither party make any disparaging public statements with respect to each other concerning the terms of this Agreement and the arrangements made pursuant hereto. The Executive and the Company accordingly agree that neither the Executive nor the Company will make any disparaging public statements with respect to each other or concerning the terms of this Agreement and the arrangements made pursuant hereto at any time following the termination of this Agreement without the prior written approval of the other party.

5.       Employment Period.

(a)       Duration. The Employment Period shall commence on the date of this Agreement and shall continue until the earlier of (i) the close of business on the day immediately preceding the three (3) year anniversary of this Agreement or such later date as the parties may agree by mutual agreement (the “Expiration Date”), or (ii) termination of this Agreement by the Company with “cause” (as defined in Section 5(d)(i) hereof), or (iii) termination of this Agreement by the Company for any reason other than cause, or (iv) the death or Total Disability of the Executive, or (v) termination of this Agreement by the Executive for “Good Reason,” or (vi) termination of this Agreement by the Executive without Good Reason.

(b)       Payments Upon Termination.

   (i)      If the Executive's employment is terminated by the Company without “cause” (as defined in Section 5(c)(i) hereof) or by the Executive for Good Reason at any time during the Employment Period, the Company shall pay to, or provide for, as the case may be, the Executive, at the times otherwise provided in this Agreement as if the Executive had not been terminated:

(A)       his Salary as accrued through the date of termination and for six (6) months thereafter (the “Severance Period”), which Salary shall be payable, at the Company's option, as a lump sum or in equal monthly installments during such period in accordance with existing payroll policies; and

(B)       to the extent applicable, the sickness and health insurance programs to which he would have been entitled under this Agreement if he had remained in the employ of the Company for the Severance Period; and

(C)       such other benefits to which he is entitled under applicable laws.

In addition, the Company shall, to the extent applicable, pay to, or provide for, as the case may be, the employee benefits (including, but not limited to, coverage under any disability, group life, and accident insurance programs and split-dollar life insurance arrangements or programs) to which he would have been entitled under this Agreement if he had remained in the employ of the Company throughout such Severance Period.

In order to be entitled to the payment and benefits continuation provided for in this Subsection 5(b)(i), the Executive must execute (and must not revoke, if applicable) a Release which will operate to release Company and its successors and assigns, officers, directors, employees, agents, Affiliates, attorneys and representatives, of any claims relating to the Executive’s employment and termination thereof under this Agreement (the “Release”). If the Executive breaches in any material respect any provisions of any post-termination obligations of the Executive under this Agreement (including without limitation Section 4(a)), or any other applicable restrictive covenant between the Executive and Company under any other agreement, and does not cure such breach (if curable) within 10 business days of written notice by Company of such breach, Company may cease making any further payments or benefits continuation, in addition to the exercise of any other remedies at law or in equity available to it, without affecting Company’s rights under this Agreement or the Release.

The Executive shall use his best efforts to discharge his legal obligation to mitigate the amount of payments provided for in this Section 5(b) by actively seeking employment, and the amount of any payment provided for in this Section 5(b) shall be reduced by any compensation or remuneration earned as the result of employment by another employer after the date of termination and during the Severance Period.

(ii) If the Executive's employment is terminated (A) by the Company for “Cause”; (B) by the Executive without Good Reason; (C) due to the “Total Disability” (as defined in Section 5(c)(iv) hereof), or (D) death of the Executive, then the Company shall have no further liability to the Executive, except for the Salary which has accrued through the date of termination, which amounts shall be paid by the Company within thirty (30) days of such termination.

(iii) The Executive shall immediately upon termination of this Agreement by the Company or the Executive for any reason, submit to the Company his binding and unconditional offer to resign from his position as Chief Executive Officer and President of the Company. Receipt of such offer shall be a condition precedent, if applicable, to the Company’s obligation to pay any amount of severance, to provide any benefits after termination, or to any other obligation under this Agreement.

(iv) Notwithstanding any other provision of this Section 5(b), if the Executive violates any covenant, term or condition of this Agreement the Company shall be entitled, in addition to any other remedies it may have hereunder or at law or in equity, to offset the amount of any payment otherwise due to the Executive pursuant to this Section 5(b) against any loss or damage incurred by the Company as a result of the Executive's violation of said covenant, term or condition.

(c)       Definitions. When used in this Agreement, the words “Cause”, “Good Reason”, and “Total Disability” shall have the respective meanings set forth below:

   (i) The term “Cause” means: (A) the Executive's failure to perform his employment duties hereunder and Executive’s failure to cure such after 15-days’ written notice to the Executive by the Company specifying such failure given the context of the circumstances, (B) the Executive's willful breach of the covenants or agreements contained in Sections 4(a), (b) or (c) hereof, or of any other material agreement or undertaking of the Executive, (C) the Executive's commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of the Company, (D) any act of the Executive against the Company intended to enrich the Executive in derogation of his duties to the Company, (E) any willful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of the Company, or (F) the Executive's breach of his duty of loyalty to the Company.

    (ii) The term “Good Reason” means: (A) any material diminution in the Executive’s job duties or responsibilities without the consent of the Executive, (B) a material breach by the Company of any term of this Agreement and the Company’s failure to cure such after 15-days’ written notice to the Company by the Executive specifying such breach, or (C) the required relocation of the Executive’s principal place of employment to a location outside of Charleston, South Carolina without the consent of the Executive.

    (iii) The term “Change in Control” means: the sale of all or substantially all the assets of the Company or its parent company; any merger, consolidation or acquisition of the Company or its parent company with, by or into another corporation, entity or person; or any change in the ownership of more than fifty percent (50%) of the voting capital stock of the Company or its parent company in one or more related transactions.

    (iv) The term “total disability” (“Total Disability”) means total disability as defined in the Company's group and individual disability plans, if any. If the Company does not have in existence such plans, then Total Disability shall mean: The inability to perform the duties required hereunder for a continuous period of six (6) months during the Employment Period due to “mental incompetence” or “physical disability” as hereinafter defined. The Executive shall be considered to be mentally incompetent and/or physically disabled: (A) if he is under a legal decree of incompetency (the date of such decree being deemed the date on which such mental incompetence occurred for purposes of this Section 5(c)); or (B) because of a “Medical Determination of Mental and/or Physical Disability.” A Medical Determination of Mental and/or Physical Disability shall mean the written determination by: (1) the physician regularly attending the Executive, and (2) a physician selected by the Company, that because of a medically determinable mental and/or physical disability the Executive is unable to perform each of the material duties of the Executive, and such mental and/or physical disability is determined or reasonably expected to last twelve (12) months or longer after the date of determination, based on medically available information. If the two physicians do not agree, they shall jointly choose a third consulting physician and the written opinion of the majority of these three (3) physicians shall be conclusive as to such mental and/or physical disability and shall be binding on the parties. The date of any written opinion which is conclusive as to the mental and/or physical disability shall be deemed the date on which such mental and/or physical disability commenced for purposes of this Section 5(c), if the written opinion concludes that the Executive is mentally and/or physically disabled. In conjunction with determining mental and/or physical disability for purposes of this Agreement, the Executive consents to any such examinations which are relevant to a determination of whether he is mentally and/or physically disabled, and which is required by any two (2) of the aforesaid physicians, and to furnish such medical information as may be reasonably requested, and to waive any applicable physician patient privilege that may arise because of such examination. All physicians selected hereunder shall be Board-certified in the specialty most closely related to the nature of the mental and/or physical disability alleged to exist.

    (v)       For purposes of determining whether the Executive is mentally incompetent or physically disabled for the continuous six (6) month period specified in this Section 5(c), such disability shall be deemed to continue from the date of any legal decree of incompetency, or written opinion which is conclusive as to the mental and/or physical disability, through the date the legal decree expires or is otherwise revoked or removed, or the date on which the mental and/or physical disability has ceased, as the case may be, as set forth in a written opinion prepared by the physicians described in this Section 5(c) pursuant to the procedures provided herein.

6.       Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and if sent by registered or certified mail to the Executive at the last address he has filed in writing with the Company.

7.       Binding Agreement; Assignment. This Agreement shall be effective as of the date hereof and shall be binding upon and inure to the benefit of, the parties and their respective heirs, successors, assigns, and personal representatives, as the case may be. The Executive may not assign any rights or duties under this Agreement. As used herein, the successors of the Company shall include, but not be limited to, any successor by way of merger, consolidation, sale of all or substantially all of the assets, or similar reorganization or change in control.

8.       Entire Agreement. This Agreement constitutes the entire understanding of the Executive and the Company with respect to the subject matter hereof and supercedes any and all prior understandings written or oral. This Agreement may not be changed, modified or discharged orally, but only by an instrument in writing signed by the parties.

9.       Enforceability. This Agreement has been duly authorized, executed and delivered and constitutes the valid and binding obligations of the parties hereto, enforceable in accordance with its terms. The undertakings herein shall not be construed as any limitation upon the remedies Company might, in the absence of this Agreement, have at law or in equity for any wrongs of the Executive.

10.     Governing Law. The validity and construction of this Agreement or any of its provisions shall be determined under the internal laws of the State of New York, without giving effect to its conflicts of laws provisions, and without regard to its place of execution or its place of performance. The parties irrevocably consent and agree to the exclusive jurisdiction of the applicable Federal and State courts located in the City of New York in the State of New York, and to service of process for it and on its behalf by certified mail, for resolution of all matters involving this Agreement or the transactions contemplated hereby. Each party waives all rights to a trial by jury in any suit, action or proceeding hereunder. In the event of any litigation between the parties hereto respecting or arising out of this Agreement, the prevailing party will be entitled to recover reasonable legal fees and costs, whether or not such litigation proceeds to final judgment or determination, as determined by the judge of the court or arbitrator.

11.     Severability. Except as provided in Section 4(e) hereof, if any one or more of the terms or provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part, or in any respect or in the event that any one or more of the provisions of this Agreement operated or would prospectively operate to invalidate this Agreement, then and in either of those events, such provision or provisions only shall be deemed null and void and shall not affect any other provision of this Agreement and the remaining provisions of this Agreement shall remain operative and in full force and effect and shall in no way be affected, prejudiced or disturbed thereby.

12.       Amendments and Waivers. This Agreement may, to the maximum extent permitted by applicable law, be amended by the parties, which amendment shall be set forth in an instrument executed by all of the parties. Any term, provision or condition of this Agreement (other than as prohibited by applicable law) may be waived in writing at any time by the party which is entitled to the benefits thereof.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as an instrument under seal on the date first above written.

COMPANY:

SOLBRIGHT ENERGY SOLUTIONS, LLC

By:

Name:	Terrence DeFranco
Title:	Management Committee Sole Member

PARENT COMPANY:

ARKADOS GROUP, INC.

By:

Name:	Terence DeFranco
Title:	Chief Executive Officer

EXECUTIVE:

PATRICK HASSELL

(Signature)

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